                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934*



                   OFFSHORE ENERGY DEVELOPMENT CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  676247109
                               (CUSIP Number)

                                 John Foster
                           115 East Putnam Avenue
                        Greenwich, Connecticut 06830
                               (203) 629-2440
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 6, 1996
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 676247109                                      PAGE    OF   PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (See Instructions)

              NATURAL GAS PARTNERS, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)                         OO (See Item 3)



--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION      NATURAL GAS PARTNERS, L.P. IS A
                                                LIMITED PARTNERSHIP FORMED
                                                UNDER THE LAWS OF THE STATE OF
                                                DELAWARE.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                                  2,199,600 (1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                                           0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                                  2,199,600 (1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                                              0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                  2,199,600 (1)
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                     27.32% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)                            PN



--------------------------------------------------------------------------------

        (1) As exercised through its sole general partner, G.F.W. Energy, L.P., a Delaware limited partnership, as exercised through its sole general partner,
R. Gamble Baldwin.

        (2) Based on the 8,051,885 shares of Common Stock outstanding as of October 31, 1996, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 31, 1996.

                                 SCHEDULE 13D

CUSIP NO. 676247109                                     PAGE    OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              G.F.W. ENERGY, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS    (See Instructions)
                                                                OO (See Item 3)


--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION      G.F.W. ENERGY, L.P. IS A
                                                LIMITED PARTNERSHIP FORMED
                                                UNDER THE LAWS OF THE STATE
                                                OF DELAWARE.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                                  2,199,600 (3)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                                            0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                                  2,199,600 (3)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                                              0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                  2,199,600 (3)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                    27.32%  (4)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


                                                                             PN
--------------------------------------------------------------------------------

     (3)  As exercised through its sole general partner, R. Gamble Baldwin.

     (4) Based on the 8,051,885 shares of Common Stock outstanding as of October 31, 1996, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 31, 1996.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Offshore Energy Development Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1400 Woodloch Forest Drive, Suite 200, The Woodlands, Texas 77380.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) Natural Gas Partners, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership's principal business address and office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the Partnership is investment in the North American oil and gas industry.

      G.F.W. Energy, L.P., the sole general partner of the Partnership ("GFW"), is a limited partnership organized under the laws of the State of Delaware. GFW's principal business address and business office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of GFW is acting as the general partner of the Partnership.

      The sole general partner of GFW is R. Gamble Baldwin ("Mr. Baldwin").
Mr. Baldwin's principal business address and business office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The present principal occupation of Mr. Baldwin is acting as the general partner of GFW and serving as a member of various entities that are investors and/or managers of oil and gas ventures.

      (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Baldwin is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership and certain co-investors, including Mr. Baldwin (the "Co-Investors"), formerly owned common limited partnership interests in OEDC Partners, L.P. (the "LP Units"). The Partnership also owned common stock of OEDC, Inc. (collectively, OEDC Partners, L.P. and OEDC, Inc. are referred to as the "Subsidiaries"). Pursuant to an Agreement and Plan of Reorganization dated August 30, 1996, the Issuer was formed for the purpose of becoming the holding company for the Subsidiaries. Under the terms of the Agreement and Plan of Reorganization, on November 6, 1996, the Partnership exchanged its shares of OEDC, Inc. common stock and its LP Units for 49,500 shares of Common Stock and 2,351,250 shares of Common Stock, respectively, for an aggregate of 2,400,750 shares of Common Stock.

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      Pursuant to the overallotment option (the "Green Shoe") granted to the underwriters (the "Underwriters") in the Issuer's initial public offering of Common Stock, which closed on November 6, 1996, the Partnership sold 201,150 shares of Common Stock to such Underwriters effective as of November 12, 1996 at the initial public offering price of $12.00 per share.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Partnership acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, the Partnership, GFW and Mr. Baldwin may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the lock-up agreement executed by the Partnership, as more fully described in Item 6 hereof, and, to the extent applicable, with the Articles of Incorporation and bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

      In order to allow its Co-Investors to receive the benefit of the Partnership's sale of Common Stock pursuant to the Green Shoe, the Partnership has proposed to purchase, on a pro-rata basis, an aggregate of 10,057 shares of Common Stock from such Co-Investors at the initial public offering price of $12.00 per share. If the Partnership acquires such 10,057 shares of Common Stock, it plans to use its existing working capital to fund the purchase.

      Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Partnership. The Partnership is the beneficial owner of 2,199,600 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of October 31, 1996, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 27.32% of the outstanding shares of Common Stock.

      GFW. G.F.W. Energy, L.P. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 2,199,600 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 27.32% of the outstanding shares of Common Stock.

      Mr. Baldwin. R. Gamble Baldwin may, as the sole general partner of GFW, be deemed to be the beneficial owner of all 2,199,600 shares of Common Stock beneficially owned by the Partnership, of which GFW is the sole general partner. In addition, Mr. Baldwin directly owns 38,075 shares of Common Stock in his individual capacity. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 2,237,675 shares of Common Stock, which constitute approximately 27.79% of the total number outstanding.

      (b) The Partnership. Through GFW, its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 2,199,600 shares of Common Stock.

      GFW. As the sole general partner of the Partnership, GFW has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 2,199,600 shares of Common Stock.

      Mr. Baldwin. As the sole general partner of GFW, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 2,199,600 shares of Common Stock. Additionally, in his individual capacity, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 38,075 shares of Common Stock.

      (c) Except as otherwise described herein or in any exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of Common Stock during the past 60 days.

      (d) No person other than the Partnership, GFW and Mr. Baldwin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which the Partnership, GFW and Mr. Baldwin ceased to be the owners of more than 5% of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The Partnership has entered into a Registration Rights Agreement with the Issuer and three individuals (the "Individual Parties") who serve as directors and officers of the Issuer. Pursuant to the Registration Rights Agreement, on three separate occasions commencing on the anniversary of the effective date of the Issuer's initial registration statement under the securities laws, the holders of at least thirty 35% of the total shares held by the Partnership and the Individual Parties may require the Issuer to register shares held by those parties, provided that the shares to be registered have an estimated aggregate offering price to the public of at least Three Million Dollars ($3,000,000). However, if after two such registrations, the Partnership continues to own shares of Common Stock, then the Partnership may require the Issuer to effect the third registration regardless of the Partnership's percentage ownership.
In addition, the Registration Rights Agreement allows the Partnership and the Individual Parties to include shares held by them in certain registrations initiated by the Issuer.

      The Partnership has entered into a Lock-up Letter with Morgan Keegan & Company, Inc. and Principal Financial Securities, Inc., as representatives of the several Underwriters. Pursuant to the Lock-up Letter, the Partnership has agreed that for 180 days after the date of the Issuer's prospectus filed in connection with the Issuer's recent initial public offering of Common Stock, it will not, directly or indirectly, (i) offer, sell, or contract to sell any shares of Common Stock or securities substantially similar to the Common Stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive,

Common Stock or any such substantially similar securities or (ii) exercise any rights to demand registration of its shares of Common Stock without the prior written consent of Morgan Keegan & Company, Inc. See Exhibit 10.1 attached hereto for a complete copy of the Lock-up Letter.

      In connection with the initial public offering of the Common Stock, the Partnership entered into an Underwriting Agreement made by and among Morgan Keegan & Company, Inc. and Principal Financial Securities, Inc., as representatives of the several Underwriters, David B. Strassner and Douglas H. Kiesewetter, as Attorneys-in-Fact for the Selling Stockholders, and the Issuer. Under such Underwriting Agreement, the Partnership agreed to the same lock-up provision as contained in the Lock-up Letter discussed above. See Exhibit 10.2 attached hereto for a complete copy of the Underwriting Agreement.

      The Partnership, for itself and as Attorney-in-Fact for its Co-Investors named therein, is also a party to a Stockholders Agreement dated as of August 30, 1996 with the Issuer, David B. Strassner, Douglas H. Kiesewetter and R. Keith Anderson. Pursuant to the Stockholders Agreement, no stockholder that is a party thereto may transfer any shares of Common Stock unless he or it allows the other parties the opportunity to join such proposed transfer on a pro-rata basis, as provided in the Stockholders Agreement (the "Tag Along Rights"). The Tag Along Rights do not apply in certain situations, such as transfers to a spouse or a charity or for testamentary purposes. See Exhibit 10.3 attached hereto for a complete copy of the Stockholders Agreement.

      Except as described herein or in any exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between the Partnership, GFW, and Mr. Baldwin or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, GFW and Mr. Baldwin.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

10.1  -     Lock-up Letter made by and among Morgan Keegan & Company, Inc.,
            Principal Financial Securities, Inc., and Natural Gas Partners,
            L.P.

10.2  -     Underwriting Agreement made by and among Morgan Keegan & Company,
            Inc. and Principal Financial Securities, Inc., as representatives of the several Underwriters, David B. Strassner and Douglas H.
            Kiesewetter, as Attorneys-in-Fact for the Selling Stockholders, and Offshore Energy Development Corporation

10.3  -     Stockholders Agreement made by and among Offshore Energy
            Development Corporation, Natural Gas Partners, L.P., for itself and as Attorney-in-Fact for certain individuals named therein, David B.
            Strassner, Douglas H. Kiesewetter and R. Keith Anderson

99.1  -     Agreement made pursuant to Rule 13d-1(f)(1)(iii)





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
                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 18, 1996                NATURAL GAS PARTNERS, L.P.


                                        By:  G.F.W. Energy, L.P.,
                                             its Sole General Partner


                                        By:   /s/ R. Gamble Baldwin
                                              ---------------------
                                              R. Gamble Baldwin,
                                              General Partner



Date:  November 18, 1996                G.F.W. ENERGY, L.P.


                                         By:  /s/ R. Gamble Baldwin
                                              ---------------------
                                              R. Gamble Baldwin,
                                              General Partner

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -------------------------------------------------------------------



10.1  -     Lock-up Letter made by and among Morgan Keegan & Company, Inc.,
            Principal Financial Securities, Inc., and Natural Gas Partners,
            L.P.

10.2  -     Underwriting Agreement made by and among Morgan Keegan & Company,
            Inc. and Principal Financial Securities, Inc., as representatives of the several Underwriters, David B. Strassner and Douglas H.
            Kiesewetter, as Attorneys-in-Fact for the Selling Stockholders, and Offshore Energy Development Corporation

10.3  -     Stockholders Agreement made by and among Offshore Energy
            Development Corporation, Natural Gas Partners, L.P., for itself and as Attorney-in-Fact for certain individuals named therein, David B.
            Strassner, Douglas H. Kiesewetter and R. Keith Anderson

99.1  -     Agreement made pursuant to Rule 13d-1(f)(1)(iii)